

July 9, 2014

<u>Via E-mail</u>
Jonathan T. Awde
Chief Executive Officer
Gold Standard Ventures Corp.
Suite 610 – 815 West Hastings Street
Vancouver, B.C. V6C 1B4

      Re: Gold Standard Ventures Corp.
            Registration Statement on Form F-3
            Filed June 13, 2014
            Response dated July 2, 2014
            File No. 333-196751

Dear Mr. Awde:

We have limited our review of your registration statement and related response to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   Please provide an expanded response to prior comment 2 that addresses any relationships between you, Peter Epstein, Rockstone Research or The Gold Report (including entities referenced in the reports and any arrangements for investor relations efforts). We note the statement in your response regarding no other relationships with Rockstone and that "[t]o our knowledge, the same is true for our affiliates." However, it appears that an interview between Peter Epstein and Jonathan Awde occurred and was published online on June 10, 2014; and the interview references the Rockstone Research report as "a bullish independent research article [that] contributed to a huge spike in trading volume." It also references The Gold Report, which links to your website's June 2014 Fact Sheet and July 2014 Investor Presentation. The interview also links to a May 21, 2014 CEO

interview by The Gold Report, which states that you "paid Streetwise Reports to conduct, produce and distribute the interview" and that "Gold Standard Ventures Corp. had final approval of the content and is wholly responsible for the validity of the statements."

2.   Please provide an analysis showing how you determined that the interviews and other publications referenced above are consistent with Section 5 of the Securities Act, given the dates of such interviews and other publications and the date you filed the registration statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Ruairi Regan at (202) 551-3269 or James Lopez, Legal Branch Chief, at (202) 551-3536 if you have any questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director

cc (via e-mail): Bruce A. Rich, Esq.